UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

AzurRx BioPharma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05502L105
(CUSIP Number)

January 3, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05502L105	13D/A

1              NAMES OF REPORTING PERSONS
                Edmund Burke Ross Jr.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) ☐
  (b) ☐

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

NUMBER OF SHARES	5	SOLE VOTING POWER	2,677,371(1)
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	2,677,371(1)
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,677,371(1)

10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 9.99%(1)(2)

12             TYPE OF REPORTING PERSON
                 IN

(1)
The Reporting Persons hold in the aggregate 1,750,813 shares of Common Stock, warrants to purchase an aggregate of 1,106,339 shares of Common Stock and a 9% Note (as defined herein) convertible into 773,196 shares of Common Stock, which 9% Note and 386,596 of such warrants contain a beneficial ownership blocker that limits the conversion and/or exercise of such securities to cap the beneficial ownership of the Reporting Persons at 9.99% of the outstanding Common Stock of the Issuer, representing 2,677,371 shares of Common Stock.

(2)
Based on 26,800,519 shares of common stock (“Common Stock”) outstanding.

CUSIP No. 05502L105	13D/A

1              NAMES OF REPORTING PERSONS
                EBR Ventures, LLC

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) ☐
  (b) ☐

3               SEC USE ONLY

4               CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,954,339

10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 ☐

11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 6.97% (1)

12             TYPE OF REPORTING PERSON

                 OO

(1)
Represents 719,545 shares of Common Stock, 461,598 shares of Common Stock issuable upon exercise of warrants and 773,196 shares of Common Stock issuable upon Conversion of the 9% Notes (as defined herein). Based on 26,8000,519 shares of Common Stock outstanding.

CUSIP No. 05502L105	13D/A

1              NAMES OF REPORTING PERSONS

                ADEC Private Equity Investments, LLC

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) ☐
                (b) ☐

3             SEC USE ONLY

4             CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,676,009

10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                 ☐

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 6.1% (1)

12             TYPE OF REPORTING PERSON

                 OO

(1)
Represents 1,031,268 shares of Common Stock and 644,741 shares of Common Stock issuable upon exercise of warrants. Based on 26,800,519 shares of Common Stock

Item 1.	Security and Issuer

This Amendment No. 3 amendments the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 13, 2017 (together with all amendments through the date hereof, this “Schedule 13D”). This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of AzurRx BioPharma, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 760 Park Side Avenue, Downstate Biotechnology Incubator, Suite 304, Brooklyn, NY 11226.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On January 3, 2020, EBR Ventures, LLC purchased $750,000 of 9% Senior Convertible Promissory Notes (the “9% Note”), convertible into 773,196 shares of Common Stock and warrants to purchase 386,598 shares of Common Stock (the “Warrants”). The 9% Note has a maturity date that is nine months from the date of issuance, accrues interest at a rate of 9% per annum, and is convertible, at the option of the holder, into shares of the Company’s Common Stock at a price of $0.97 per share, and the Warrants have an exercise price of $1.07 per share and expire five years from the date of issuance. The 9% Note and the Warrants include a beneficial ownership blocker that limits the conversion and/or exercise of the 9% Notes and the Warrants capping the beneficial ownership of the Reporting Persons at 9.99% of the outstanding Common Stock of the Issuer. The securities reported in this statement were acquired with funds provided from working capital of the Reporting Persons who directly beneficially own such securities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased the securities reported in this statement for investment purposes. The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investments on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), and (c) As of January 3, 2020, the Reporting Persons beneficially owned in the aggregate 3,630,348 shares of Common Stock, constituting approximately 12.66% of the outstanding Common Stock; provided, however, in light of the beneficial ownership blocker contained in the 9% Note and the Warrants, the Reporting Persons beneficial ownership is capped at 9.99%. The following table sets forth certain information, not accounting for the beneficial ownership blocker, with respect to shares of Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock		Percentage of Outstanding Common Stock
Edmund Burke Ross Jr.	3,630,348	(1)	12.66%
EBR Ventures, LLC	1,954,339	(2)	6.97%
ADEC Private Equity Investments, LLC	1,676,009	(2)	6.1%

(1)
Includes warrants to purchase 1,106,339 shares of Common Stock beneficially owned by Mr. Ross, of which 100,000 warrants to purchase 75,000 shares of Common Stock (3/4 of a share per warrant) and warrants to purchase 386,598 shares of Common Stock are owned by EBR Ventures, LLC, and warrants to purchase 644,741 shares of Common Stock are owned by ADEC Private Equity Investments, LLC. The amount also includes 773,196 shares of Common Stock issuable upon conversion of the 9% Notes.

(2)	Includes warrants to purchase shares of common stock in amount specified in footnote (1).

Mr. Ross is the manager of EBR Ventures, LLC and ADEC Private Equity Investments, LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Common Stock that EBR Ventures, LLC and ADEC Private Equity Investments, LLC own. Mr. Ross has the sole power to vote or direct the vote or to dispose of 3,630,348 shares of Common Stock, subject to the 9.99% beneficial ownership blocker contained in the 9% Notes and the Warrants. None of EBR Ventures, LLC and ADEC Private Equity Investments, LLC have power to vote or direct the vote or to dispose any shares of Common Stock.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 3,630,348 shares of Common Stock, constituting approximately 12.66% of the outstanding shares of Common Stock, not accounting for the beneficial ownership blocker that limits the Reporting Persons beneficial ownership to 9.99%.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Ross, EBR Ventures, LLC, and ADEC Private Equity Investments, LLC, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Mr. Ross holds sole voting and dispositive power over the shares of common stock and each of ADEC Private Equity Investments, LLC, and EBR Ventures, LLC, disclaims beneficial ownership of such securities and securities underlying the warrants, except to the extent of their respective pecuniary interest therein, if any, and this report shall not be deemed to be an admission that any of ADEC Private Equity Investments, LLC and EBR Ventures, LLC, is the beneficial owner of such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Persons, subject is based on 26,800,519 shares of Common Stock outstanding.

In addition to transactions already reported, as of January 2, 2020, each of the previously reported 10% Convertible Note Due 2019 and 10% Convertible Note Due 2020, each of which were convertible into 400,000 shares of Common Stock upon conversion of such notes, were fully paid by the Issuer prior to any conversion and, accordingly, such notes were cancelled.

(d) and (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2020

EDMUND BURKE ROSS, JR.

By:	/s/ Edmund Burke Ross, Jr. for himself, as manager of ADEC Private Equity Investments, LLC, and as manager of EBR Ventures, LLC
Name:	Edmund Burke Ross, Jr.
Title:	Manager